[LETTERHEAD OF COVINGTON & BURLING}



                                                               November 15, 2004

By Hand Delivery and Edgar

George F. Ohsiek
Yong Kim
Robyn Manuel
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

        Re: United Natural Foods, Inc.
            Forms 10-K for the fiscal year ended July 31, 2004
            Filed October 14, 2004
            File No. 0-21531

Dear Sir and Mesdames:

      On behalf of United Natural Foods, Inc., a Delaware corporation (the "Company"), we are responding to the staff's comment letter dated October 29, 2004. The numbered paragraphs below correspond to the comments in the staff's letter. For the convenience of the staff we have recited each comment and provided the response to each comment immediately thereafter.

                Form 10-K for the fiscal year ended July 31, 2004

General

      1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, as applicable.

            RESPONSE: We acknowledge the staff's comment and will ensure that the additional disclosures or other revisions will be made in future filings, as applicable.

            Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

            Results of Operation

            Year Ended July 31, 2004 Compared to Year Ended July 31, 2003, page
            16

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George F. Ohsiek
Yong Kim
Robyn Manuel
November 15, 2004
Page 2


General

      2. We note that your discussion of results of operations focuses exclusively on describing changes in the various line items on the income statement. With a view towards enhancing disclosure, please refer to SEC Release No. 33-8350 and Item 303(a) of Regulation S-K and consider revising the content and focus of your MD&A such that you identify and emphasize the key indicators of your performance. Also consider whether there are material trends, demands, commitments, events or uncertainties related to your financial condition and/or operating performance that should be discussed.

            RESPONSE: We acknowledge the staff's comment and will review SEC Release No. 33-8350 and Item 303(a) of Regulation S-K in connection with future filings in order to determine whether the content and focus of our MD&A should be revised to enhance the Company's disclosure of the key indicators of the Company's performance. In addition, we will discuss any additional material trends, demands, commitments, events or uncertainties that are reasonably likely to have a material effect on the Company's financial condition and/or operating performance.

      3. Where you identify intermediate causes of changes in your operating results, to the extent meaningful, also describe the reasons underlying the intermediate causes. For example, where you identify the cause of your organic growth in sales as resulting from growth in your various distribution channels, please consider expanding your discussion to describe the underlying reasons for the growth in each of the distribution channels.

            RESPONSE: We acknowledge the staff's comment and will ensure that future filings contain enhanced descriptions, to the extent meaningful, of the reasons for intermediate changes in the Company's operating results.

Special Items, page 18

      4. We note your presentation and discussion throughout MD&A of various non-GAAP measures of your operating results, each measure adjusted to exclude certain "special" items. It is unclear from your disclosures why each of the adjustments to arrive at the non-GAAP measure is being made and which of the adjustments, if any, are believed to be nonrecurring in nature. Please clarify your disclosures in future filings accordingly. Because you disclose that these measures are presented to enhance understanding of your future prospects, you seem to imply that all of the special items are nonrecurring in nature. If this is the case, please tell us

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George F. Ohsiek
Yong Kim
Robyn Manuel
November 15, 2004
Page 3


            supplementally how each adjustment complies with the restrictions in
            Item 10(e)(1)(ii)(B) of Regulation S-K regarding adjusting non-GAAP performance measures. To the extent the adjustments are recurring in nature, please avoid implying that they are not part of your ongoing operations and tell us supplementally how you meet the burden of demonstrating the usefulness of each non-GAAP measure presented. Refer to Question 8 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (FAQ) issued June 13, 2003 (available at www.sec.gov). If these measures are included in your future filings, please also revise your disclosures to include all of the information listed in the bullet points of Question 8 of the FAQ. Show us supplementally how the revised disclosures will read in your future filings.

            RESPONSE: We acknowledge the staff's comment and will ensure that future filings which contain a non-GAAP financial measure will include a discussion as to why each of the adjustments used to arrive at the non-GAAP measure is being made and which of the adjustments are believed to be non-recurring in nature.

            For the fiscal year ended July 31, 2004, the Company presented two adjustments to arrive at the various non-GAAP measures, each of which is non-recurring in nature.

            A. Wild Oats. The first adjustment related to certain costs incurred in transitioning the role of primary distributor for Wild Oats Markets, Inc. ("Wild Oats") to the Company from Wild Oats' then primary distributor, in the middle of Wild Oats' existing agreement with this distributor. Wild Oats and that distributor had agreed to a five year term for such relationship, but decided to terminate the relationship in only its second year. Wild Oats then asked the Company to resume its role as primary distributor to Wild Oats, a role which had ended in August 2002.

            Based on the new distribution agreement with Wild Oats, the Company expects to generate sales of at least $150 million on an annual basis (which would have represented approximately 9% of the Company's sales for the fiscal year ended July 31, 2004). As a result, the Company needed to hire and train additional employees and rent extra equipment beyond existing capacity for training purposes in order to be prepared to assume the role of primary distributor on the dates specified in the agreement. The Company believes these costs are non-recurring in nature and comply with the restrictions in Item 10(e)(1)(ii)(B) of Regulation S-K regarding adjusting non-GAAP measures for the following reasons:

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George F. Ohsiek
Yong Kim
Robyn Manuel
November 15, 2004
Page 4


            o The Company had not incurred a similar charge relating to a new primary distribution arrangement in the prior two fiscal years.

            o The Company had previously incurred charges relating to the loss of its primary distribution relationship with Wild Oats, but, given the five year term of the distribution agreement between Wild Oats and the other distributor, did not foresee that charges relating to this relationship would be incurred for at least five years, if ever.

            o The Company's new agreement with Wild Oats entered into in January 2004 is for a five year period and the Company does not foresee any additional similar charges during that period.

            o With the signing of this agreement, the Company currently serves as the primary distributor for two of the largest natural and organic retail markets, Whole Foods Markets, Inc, and Wild Oats. The Company is not aware of any other existing natural and organic retail markets that could individually have an impact in excess of 5% on the Company's revenues. As a result, it would be unlikely that the Company would incur substantial additional costs to transition to the role of primary distributor for any other customer, unless the customer's business was concentrated within a limited geographical area.

            B. Interest Rate Swaps. The second adjustment for the fiscal year ended July 31, 2004 related to the change in fair value of two "ineffective" interest rate swaps through December 29, 2003. The Company entered into interest rate swap agreements in October 1998, August 2001 and May 2003. The October 1998 and August 2001 agreements were "ineffective" hedges in accordance with SFAS 133 as a result of the options held by the counter parties that could have extended the original term of the interest rate swap agreements. The applicable accounting treatment under SFAS 133 required that the Company record the changes in fair value of the October 1998 and August 2001 agreements in its consolidated statement of income, rather than within "other comprehensive income" in its statement of stockholders' equity. The changes in fair value were dependent upon the forward looking yield curves for each swap. The May 2003 agreement is an "effective" hedge and therefore does not require this treatment.

            As we indicated to the staff in the Company's response on August 26, 2003, the Company believes that its October 1998 and August 2001 agreements were special items that were excludable as non-recurring

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George F. Ohsiek
Yong Kim
Robyn Manuel
November 15, 2004
Page 5


            items. First, the Company only intends to enter into "effective" hedges going forward. This stated intention began with the May 2003 agreement. Second, the Company believes that the October 1998 and August 2001 agreements may have distorted and confused investors if the change in fair value was not treated as a special item because their inclusion directly impacted its reported earnings per share. A change in fair value, whether positive or negative, can significantly increase or decrease the Company's reported earnings per share. For example, the Company recorded a positive change in fair value for fiscal 2004 that increased its diluted earnings per share by $0.01, and in fiscal 2003 the Company recorded a negative change in fair value that decreased its diluted earnings per share by $0.01. If the Company were prohibited from excluding this item as a special item, and from presenting the related non-GAAP measures, it would artificially inflate/decrease its reported earnings per share and thereby mislead investors as to its results of operations and its financial condition.

            On December 29, 2003, the Company assigned and transferred all of its obligations of its two "ineffective" interest rate swaps to a third party at a cost of $5.4 million plus accrued interest. As a result of this novation, these "ineffective" swaps will no longer be included as a special item for future fiscal periods. These "ineffective" swaps were included as a special item through the second quarter of fiscal 2004.

Financial Statements

Consolidated Statements of Income, page 34

      5. We note that depreciation expense is excluded from cost of sales. Please update your cost of sales line item on the face of your consolidated statements of income to indicate that cost of sales excludes depreciation. Refer to SAB Topic 11:B. Also ensure that your selected consolidated financial data is appropriately updated.

            RESPONSE: We acknowledge the staff's comment and will ensure that future filings contain a reference to footnotes to the financial statements on the face of the consolidated statement of income, and a discussion of the Company's treatment of depreciation as it relates to the Company's operating segments within the Company's footnotes to the consolidated financial statements. The consolidated financial data will also be updated appropriately with the applicable reference.

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George F. Ohsiek
Yong Kim
Robyn Manuel
November 15, 2004
Page 6


            Consolidated Statements of Cash Flows, page 36

      6. Please consider whether it would be more appropriate to include the line item captioned "Tax effect of stock option exercises" in the "Changes in assets and liabilities, net of acquired companies" section rather than in the "Adjustments to reconcile net income to net cash provided by operating activities" section of your cash flows from operating activities.

            RESPONSE: We acknowledge the staff's comment and will ensure that future filings reflect a change in the presentation of the disclosure noted above.

Notes to Consolidated Financial Statements

(1) Significant Accounting Policies

General

      7. Please disclose your policy for classifying shipping and handling costs in the statement of income. If shipping costs and handling costs are significant and are not classified in cost of sales, disclose the amount(s) of these costs and the line item(s) that include them. Please also disclose the line item in which you include amounts paid to you by customers for shipping and handling. See EITF 00-10.

            RESPONSE: We acknowledge the staff's comment and will ensure that future filings disclose the Company's policy of including shipping and handling costs in cost of sales, in accordance with EITF 00-10. We are supplementally advising the staff that amounts paid to the Company by customers for shipping and handling are captured within revenues, and not in a separate line item. Future filings will disclose this treatment.

      8. If you pay slotting fees, engage in cooperative advertising programs, have buydown programs, or make other payments to resellers, please disclose your accounting policy for each of these types of arrangements, including the statement of income line item that each type of arrangement is included in. For each expense line item that includes these types of arrangements, please disclose the related amounts included in that line item. For each type of arrangement treated as an expense rather than as a reduction of revenues, please tell us how this type of arrangement meets the requirements in EITF 01-9. Please also discuss in MD&A any significant estimates resulting from these arrangements.
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George F. Ohsiek
Yong Kim
Robyn Manuel
November 15, 2004
Page 7


            RESPONSE: We acknowledge the staff's comment and are supplementally advising the staff that the Company does not pay slotting fees, engage in cooperative advertising programs, have buydown programs or make other payments to resellers. Accordingly, the requirements of EITF 01-9 are not applicable to the Company.

      9. Based on your disclosures under Item 1. Business, we understand that you receive various discounts and advertising allowances from your suppliers. We also note your footnote disclosure on page 37 that "allowances" received from suppliers are recorded as reductions in cost of sales. If, as we assume, all types of consideration received from your suppliers in connection with the purchase or promotion of the supplier's products, such as rebates and cooperative advertising fees, are recorded as reductions in cost of sales, please consider clarifying the disclosure accordingly. Otherwise, please disclose the statements of income line item in which each of these types of payments is included. For any amounts netted against expense line items other than cost of sales, also disclose the amounts netted against each expense line item for each period presented. Please also revise your MD&A to discuss the changes in these payments between periods and how they impacted the related statement of income line items, if material. Refer to EITF 02-16.

            RESPONSE: We acknowledge the staff's comment and will ensure that future filings contain clarification that all types of consideration received from suppliers in connection with the purchase or promotion of the suppliers' products are recorded as reductions in cost of sales in accordance with EITF 02-16. To the extent that the change in the amounts of these types of consideration is material between periods, future filings will contain a discussion within the gross profit section of our MD&A.

      10. We note your disclosure on page 14 of MD&A, of the types of expenses included in the cost of sales line item and the types of expenses included in the operating expenses line item. Please provide similar disclosure in the notes to your financial statements, but elaborate to specifically identify any costs of your distribution network excluded from cost of sales. For example, indicate whether purchasing and receiving type costs are included in cost of sales or in operating expenses. With the exception of warehouse costs, if you currently exclude a portion of your distribution network from cost of sales, please also disclose:

            (a) in a footnote the line item that these excluded costs are included in and the amounts included in each line item for each period presented; and

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George F. Ohsiek
Yong Kim
Robyn Manuel
November 15, 2004
Page 8


            (b) in your MD&A that your gross margins may not be comparable to others, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross margin, including them instead in a line item such as operating expenses.

            RESPONSE: We acknowledge the staff's comment and will ensure that future filings contain further disclosure as requested within MD&A and the footnotes to the financial statements.

(n) Earnings Per Share, page 40

      11. Pursuant to paragraph 53.b of SOP 93-6, please disclose your treatment of employee stock ownership plan shares in your earnings per share computations.

            RESPONSE: We acknowledge the staff's comment and are supplementally advising the staff that the Company does not follow SOP 93-6, but instead has elected to continue to follow SOP 76-3, "Accounting Practices for Certain Employee Stock Ownership Plans", as the shares purchased by the Company's ESOP were purchased prior to December 31, 1992. We will ensure that future filings contain further clarification of the Company's treatment of stock ownership plan shares in accordance with SOP 76-3 in the footnote on earnings per share computations as well as within the ESOP footnote.

(3) Stock Option Plan, page 42

      12. For each of your stock option plans, please disclose the vesting requirements and the maximum term of options granted. See paragraph 46 of SFAS 123.

            RESPONSE: We acknowledge the staff's comment and will ensure that future filings contain the disclosures referenced above.

(14) Business Segments, page 49

      13. In a letter to us dated August 26, 2003 regarding your fiscal 2002 Form 10-K, you agreed to disclose in future filings the nature of the items included in "corporate expenses" which are included as a component of operating income in the "Other" segment. Please either confirm you will include this disclosure in your future filings, or otherwise tell us why you believe this disclosure is no longer applicable.

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George F. Ohsiek
Yong Kim
Robyn Manuel
November 15, 2004
Page 9


            RESPONSE: We acknowledge the staff's comment and will ensure that future filings contain a discussion of the nature of the items included within "corporate expenses".

      14. We note that you sell several types of products based on your overview discussion in Item 1. Business. Please either revise your filings to provide the revenue disclosures by product group discussed in paragraph 37 of SFAS 131, or otherwise tell us why you believe such disclosures are not applicable. In particular, it appears that revenue disclosures for each period presented for the following product groups may be applicable.

            - Grocery and general merchandise
            - Produce
            - Perishables and frozen foods
            - Nutritional supplements
            - Bulk and food service products
            - Personal care items

            If you believe that other product categories are more appropriate, please advise.

            RESPONSE: We acknowledge the staff's comment and are supplementally advising the staff that the Company does not capture its revenues for financial reporting purposes by product groups, and therefore, it is impracticable to report them accordingly.

      14.1. Item 9A. Controls and Procedures, page 52

      15. Please revise your Item 9A. disclosures as follows to comply with Items 307 and 308(c) of Regulation S-K, as amended by SEC Release No. 33-8238.

            (a) Update your rule references to refer to Rules 13a-15(e) and 15d-15(e).

            (b) Disclose the conclusions made by your Chief Executive Officer and Chief Financial Officer regarding the effectiveness of disclosure controls and procedures as of the end of the period covered by the Form 10-K.

            (c) Disclose any change in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting.

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George F. Ohsiek
Yong Kim
Robyn Manuel
November 15, 2004
Page 10


            RESPONSE: We acknowledge the staff's comment and will ensure that future filings contain (a.) updated rule references in Item 9A, (b.) the conclusions reached by the Company's Chief Executive Officer and Chief Financial Officer regarding the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered and (c.) any changes in the Company's internal control over financial reporting during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.


                                         * * * *

      Should you have any questions or comments regarding the foregoing, please call the undersigned at (202) 662-5592.

                                                   Sincerely,


                                                   /s/ Paul V. Rogers

                                                   Paul V. Rogers
                                                   Covington & Burling